UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Amendment No.
SuccessFactors, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
864596101

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	864596101

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Greylock Equity Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-12,880,787-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-12,880,787-

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-12,880,787-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-25.20%-

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Page 2 of 9 pages

CUSIP No.	864596101

1	NAMES OF REPORTING persons. I.R.S. Identification Nos. of above persons (entities only). Greylock Equity GP Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-12,880,787-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-12,880,787-

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-12,880,787-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-25.20%-

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Page 3 of 9 pages

CUSIP No.	864596101

1	NAMES OF REPORTING persons. I.R.S. Identification Nos. of above persons (entities only). Henry F. McCance

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-12,880,787-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-12,880,787-

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-12,880,787-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-25.20%-

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 4 of 9 pages

CUSIP No.     864596101

Item 1(a)	Name of Issuer:

SuccessFactors, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1500 Fashion Island Boulevard, Suite 300 San Mateo, CA 94404

Item 2(a)	Name of Person Filing:

Greylock Equity Limited Partnership (“GELP”);

Greylock Equity GP Limited Partnership (“GEGPLP”), the General Partner of GELP;

Henry F. McCance, the Managing General Partner of GEGPLP (“Managing Partner”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the reporting persons is:

c/o Greylock
880 Winter Street, Suite 300
Waltham, Massachusetts 02451

Item 2(c)	Citizenship:

GELP Delaware limited partnership
GEGPLP Delaware limited partnership
Mr. McCance U.S. citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of SuccessFactors, Inc.

Item 2(e)	CUSIP Number:

864596101

Item 3	Description of Person Filing:

Not applicable.

Item 4	Ownership:
(a)	Amount Beneficially Owned:

As of December 31, 2007, GELP was the record holder of 12,880,787 shares of Common Stock (the “Record Shares”).

GEGPLP, as the General Partner of GELP, may be deemed to beneficially own the Record Shares.

Page 5 of 9 pages

CUSIP No.     864596101
Mr. McCance, as the Managing General Partner of GEGPLP, may be deemed to beneficially own the Record Shares.

(b)	Percent of Class:

GELP: 25.20%

GEGPLP: 25.20%

Mr. McCance: 25.20%

The ownership percentages above are based on an aggregate of 51,121,000 shares of Common Stock outstanding, as reported by The Issuer.

(c)	Number of Shares as to which the Person has:

	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)

GELP	12,880,787	0	12,880,787	0
GEGPLP	12,880,787	0	12,880,787	0

Henry F. McCance	12,880,787	0	12,880,787	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Page 6 of 9 pages

CUSIP No.     864596101

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 7 of 9 pages

CUSIP No.     864596101
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
DATED: February 14, 2008.

GREYLOCK EQUITY LIMITED PARTNERSHIP

By:	Greylock Equity GP Limited Partnership General Partner

	By:	/s/ Henry F. McCance Henry F. McCance
Managing General Partner

GREYLOCK EQUITY GP LIMITED PARTNERSHIP

By:	/s/ Henry F. McCance

Henry F. McCance
Managing General Partner

/s/ Henry F. McCance
Henry F. McCance

Page 8 of 9 pages

CUSIP No.     864596101
Exhibit I
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of SuccessFactors, Inc.
     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
     EXECUTED as a sealed instrument this 14th day of February, 2008.

GREYLOCK EQUITY LIMITED PARTNERSHIP

By:	Greylock Equity GP Limited Partnership
General Partner

	By:	/s/ Henry F. McCance Henry F. McCance
Managing General Partner

GREYLOCK EQUITY GP LIMITED PARTNERSHIP

By:	/s/ Henry F. McCance

Henry F. McCance
Managing General Partner

/s/ Henry F. McCance

Henry F. McCance

Page 9 of 9 pages